UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)

JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.18%2
14		TYPE OF REPORTING PERSON*
OO

___________________

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,409,707 shares of Common Stock outstanding, which is the total number of Shares outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
14		TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
14		TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.18%
14		TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
338,600
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.08%
14		TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 8 (the “Amendment No. 8”) to the statement on Schedule 13D filed by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, Amendment No.2 filed January 17, 2020, Amendment No. 3 filed October 25, 2021, Amendment No. 4 filed January 5, 2022, Amendment No. 5 filed January 27, 2022, Amendment No. 6 filed February 23, 2022, and Amendment No. 7 filed February 28, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock” or the “Shares”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer” or “Company”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated to read as follows:

(a)	This Statement is being filed by:
(i)	JDS1, LLC, a Delaware limited liability company (“JDS1”);
(ii)	CCUR Holdings, Inc., a Delaware corporation (“CCUR”);
(iii)	CIDM II, LLC, a Delaware limited liability company (“CIDM II”), as the asset manager to CCUR;
(iv)	David S. Oros;
(v)	Julian D. Singer, as the managing member and sole member of each of JDS1 and CIDM II;
(vi)	Shelly C. Lombard, as a nominee to the Board of Directors of the Issuer (the “Board”);
(vii)	Matthew Stecker, as a nominee to the Board; and
(viii)	Igor Volshteyn, as a nominee to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)             The address of the principal offices of each of JDS1, CIDM II, and Mr. Singer is 2200 Fletcher Avenue, Suite 501, Fort Lee, New Jersey 07024. The address of the principal office of CCUR is 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756. The address of the principal office of Mr. Oros is 702 W. Lake Avenue, Baltimore, Maryland 21210. The address of the principal office of Ms. Lombard is 44 Morse Avenue, Bloomfield, NJ 07003. The address of the principal office of Mr. Stecker is c/o Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, CO 80112. The address of the principal office of Mr. Volshteyn is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

CUSIP NO. 14888D208

(c)              The principal business of JDS1 is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Singer is serving as the managing member of JDS1 and investing assets held in JDS1 and other entities. The principal business of CCUR is financial services and real estate operations, as well as actively exploring the acquisition of operating businesses that provide capital appreciation opportunities. The principal business of CIDM II is serving as the asset manager to CCUR. The principal occupation of Mr. Oros is serving as the Founding Partner of Gamma 3 LLC. The principal occupation of Ms. Lombard is serving as an independent consultant and as the principal of Shelly Lombard, LLC. The principal occupation of Mr. Stecker is serving as the Chairman, President and Chief Executive Officer of Evolving Systems, Inc. The principal occupation of Mr. Volshteyn is serving as the President and Chief Executive Officer of CCUR.

(d)             No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Each of JDS1, CCUR, and CIDM II is organized under the laws of the State of Delaware. Ms. Lombard and Messrs. Singer, Oros, Stecker, and Volshteyn are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 780,432 Shares directly and beneficially owned by JDS1 is approximately $5,988,297, including brokerage commissions.

The Shares purchased by CCUR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 532,100 Shares directly and beneficially owned by CCUR is approximately $2,667,278, including brokerage commissions.

The Shares purchased by Mr. Oros were purchased with personal funds in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 338,600 Shares directly and beneficially owned by Mr. Oros is approximately $1,818,342, including brokerage commissions.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

CUSIP NO. 14888D208

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 4, 2022, JDS1 delivered a notice (the “Notice”) to the Issuer nominating Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn (the “Nominees”) for election to the Board as Class I directors at the 2022 annual meeting of stockholders and any adjournments, postponements, reschedulings, or continuations thereof (the “2022 Annual Meeting”). The Notice also notified the Company of JDS1’s intent to present a non-binding stockholder proposal at the Annual Meeting requesting that the Board take the necessary steps to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) so that all directors are elected on an annual basis commencing at the next annual meeting of stockholders after the Annual Meeting (the “Declassification Proposal”).

JDS1 believes that, given the precipitous decline in the per share price of the Common Stock over the past year, the Board is in urgent need of fresh stockholder representation and that the Nominees can help the Board to explore opportunities to unlock stockholder value. As of the close of business on March 4, 2022, the Common Stock closed at a price of $0.67 per share, which represented an approximately 88% decline from the Common Stock’s closing price of $5.69 per share on March 5, 2021. In addition, the Common Stock has spent more than 30 consecutive trading days below $1.00, the latter condition subjecting the Issuer to the risk of being delisted by Nasdaq. JDS1 further believes that the Declassification Proposal will provide stockholders with greater means to hold the Board and management accountable.

The Reporting Persons believe that the Nominees have the qualifications, experience, and competencies necessary to serve as directors of the Issuer, as evidenced by their biographies below.

Shelly C. Lombard, Age 62, is currently self-employed as an independent consultant at Shelly Lombard, LLC. Ms. Lombard’s consulting practice focuses on corporate finance, financial analysis, and the financial markets. Ms. Lombard has served on three public company boards. Since May 2020, Ms. Lombard has served on the board of directors of INNOVATE Corp. (NYSE: VATE), formerly known as HC2 Holdings, Inc., which owns control stakes in biotech, communications, and infrastructure companies. She is the chair of INNOVATE’s audit committee and also serves on its nominating and compensation committees. Ms. Lombard also served as a director at Alaska Communications Systems Group, Inc. (formerly NASDAQ: ALSK) from June 2020 until its sale was completed in July 2021, where she was a member of the Board of Directors’ audit and compensation committees. From September 2020 to October 2021, Ms. Lombard also served as a member of the Board of Directors and chair of the Board’s audit committee at Spartacus Acquisition Corporation (formerly NASDAQ: TMTS, TMTSW, and TMTSU), a special purpose acquisition corporation focused on the technology, media, and telecom (TMT) industry that completed a business combination transaction with NextNav Inc. (NASDAQ: NN) in October 2021. From 2011 to 2014, Ms. Lombard was the Director of High Yield and Special Situation Research for Britton Hill Capital, a broker dealer specializing in high yield bank debt and bonds and value equities. From 2003 to 2010, Ms. Lombard was a high yield bond analyst covering the automotive and media industries at Gimme Credit, a subscription bond research firm. From 1992 to 2001, Ms. Lombard analyzed, managed, and was involved in the restructurings of proprietary investments for ING Bank, Chase Manhattan Bank, Barclays Bank, Credit Lyonnais, and large family offices. Ms. Lombard began

CUSIP NO. 14888D208

her career at Citibank in the leveraged finance group. As an independent financial analyst and financial trainer, she reviews investment ideas, provides training programs for new hires at Wall Street banks, and has taught executive education courses in corporate finance, financial analysis, and the financial markets at Columbia University, the Wharton School of Business, and Moody’s. Ms. Lombard has an MBA in Finance from Columbia University’s Graduate School of Business and a Bachelor of Arts in Communications and Government from Simmons College.

Matthew Stecker, Age 53, currently serves as the Chairman of the Board, President, and Chief Executive Officer of Evolving Systems, Inc. (NASDAQ: EVOL), a technology strategy and investment company, having served as a member of the board of directors since March 2016. Mr. Stecker was named Chairman in August 2016, Executive Chairman in April 2018, and President and Chief Executive Officer in July 2018. He served as a Senior Policy Advisor to the United States Department of Commerce from 2014 to 2017. In that capacity, Mr. Stecker was part of the team that launched the First Responder Network Authority (FirstNet). Since February 2021, Mr. Stecker has served on the Board of Directors of SeaChange International, Inc. (NASDAQ: SEAC). Mr. Stecker has served on the Board of Directors of Live Microsystems, Inc. (OTC: LMSC) which sold its operating assets in 2013. He previously served on the boards of directors of SITO Mobile, Ltd. (OTC: SITOQ) from June 2017 to September 2017, MRV Communications (NASDAQ: MRVC) from April 2013 to June 2016, and HealthWarehouse.com Inc. (OTCMKTS: HEWA) from December 2010 to August 2013, where he also served on the compensation committee. From January to November 2014, Mr. Stecker served as the Vice President of Mobile Entertainment for RealNetworks, Inc. (NASDAQ: RNWK). From November 2009 to December 2013, he served as CEO of Live MicroSystems, Inc., and from April 2005 to November 2009 he was a senior executive in both Telecom Operations and Strategy at Cartesian, Inc. (formerly OTCQB: CRTN). He received his B.A. in Political Science and Computer Science from Duke University, and his J.D. from the University of North Carolina at Chapel Hill School of Law.

Igor Volshteyn, Age 45, currently serves as the President and Chief Executive Officer of CCUR (formerly OTCQB: CCUR) and was appointed as CCUR’s President and Chief Executive Officer in July 2021. Mr. Volshteyn previously served as CCUR’s Interim Chief Operating Officer and President from June 2020 until July 2021, and, prior to that, as CCUR’s Senior Vice President of Business Development from January 2019 until June 2020. Since January 2022, Mr. Volshteyn has served as a director of Evolving Systems (NASDAQ: EVOL), serving as Chair of the Investment Committee. From August 2020 through November 2021, Mr. Volshteyn served as Chief Financial Officer and a director of Spartacus Acquisition Corporation (formerly NASDAQ: TMTS, TMTSW, and TMTSU), a special purpose acquisition corporation focused on the technology, media, and telecom (TMT) industry that completed a business combination transaction with NextNav Inc. (NASDAQ: NN) in October 2021. Mr. Volshteyn began his career as a research analyst and investment banker at Tejas Securities Group, Inc. focusing primarily on technology and telecommunications and has over twenty years of experience in the investment management industry. Mr. Volshteyn served as the Managing Partner and Chief Investment Officer at Echelon Investment Partners LP from May 2016 to December 2018 and as an analyst and portfolio manager at Millennium Management from July 2007 to March 2016. From August 2019 to February 2020, Mr. Volshteyn served on the board of directors for Goodman Networks, Inc. Mr. Volshteyn holds a Bachelor of Business Administration in Finance, with highest honors, from the University of Texas at Austin.

As JDS1 continues to take the necessary steps to prepare for a potential proxy contest in connection with the 2022 Annual Meeting, it intends to continue to engage in discussions with the Board and/or management relating to not only its concerns with the Issuer’s board composition, sub-standard corporate governance, plans for maximizing stockholder value, and the need to make the Board more accountable to stockholders, but also possible constructive paths for avoiding a costly proxy contest and working collaboratively to enhance stockholder value.

CUSIP NO. 14888D208

Except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,409,707 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

As of the close of business on March 4, 2022, the Reporting Persons owned, in the aggregate, 1,651,132 Shares, representing approximately 5.26% of the issued and outstanding Shares.

A.	JDS1
(a)	As of the close of business on March 4, 2022, JDS1 may be deemed the beneficial owner of 1,312,532 Shares comprised of (i) the 780,432 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 532,100 Shares beneficially owned and held directly by CCUR.

Percentage: 4.18%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,312,532
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,312,532
(c)	The transactions in the Shares by JDS1 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 14888D208

B.	CCUR
(a)	As of the close of business on March 4, 2022, CCUR beneficially owned 532,100 Shares, which Shares are held directly by CCUR.

Percentage: 1.69%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 532,100
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 532,100
(c)	The transactions in the Shares by CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	CIDM II
(a)	As of the close of business on March 4, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 532,100 Shares beneficially owned by CCUR.

Percentage: 1.69%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 532,100
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 532,100
(c)	CIDM II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Julian D. Singer
(a)	As of the close of business on March 4, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 1,312,532 Shares. Mr. Singer does not own any Shares directly.

Percentage: 4.18%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,312,532
3.	Sole power to dispose or direct the disposition: 0

CUSIP NO. 14888D208

4.	Shared power to dispose or direct the disposition: 1,312,532
(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of JDS1 are set forth in Schedule B and are incorporated herein by reference.
E.	David S. Oros
(a)	As of the close of business on March 4, 2022, Mr. Oros beneficially owned 338,600 Shares, which Shares are held directly by him.

Percentage: 1.08%

(b)	1.	Sole power to vote or direct the vote: 338,600
2.	Shared power to vote or direct the vote: 0
3.	Sole power to dispose or direct the disposition: 338,600
4.	Shared power to dispose or direct the disposition: 0
(c)	Mr. Oros has not entered into any transactions in the Shares during the past sixty days.
F.	Ms. Lombard and Messrs. Stecker and Volshteyn
(a)	As of the close of business on March 4, 2022, none of Ms. Lombard and Messrs. Stecker and Volshteyn beneficially owned any Shares.

Percentage: 0%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)	Ms. Lombard and Messrs. Stecker and Volshteyn have not entered into any transactions in the Shares during the past sixty days.
G.	The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than indirectly due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Stock reported herein.  Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his, her, or its pecuniary interest therein

CUSIP NO. 14888D208

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 7, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) to solicit proxies for the Declassification Proposal submitted by JDS1 and for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (iii) that all expenses incurred in connection with the Solicitation shall be paid by JDS1.  A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

JDS1 has entered into separate letter agreements pursuant to which it has agreed to indemnify each of Ms. Lombard and Messrs. Stecker and Volshteyn against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Singer a power of attorney to execute certain SEC filings and other documents in connection with the Solicitation. A form of such power of attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The transactions set forth on Exhibit B are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement dated March 7, 2022.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Power of Attorney.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually and as attorney-in-fact for Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA
Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA
David J. Nicol Director	Advisor for technology-based businesses	USA
Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA

CUSIP NO. 14888D208

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

JDS1, LLC

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	9,900	28.1823	2/21/2018
Purchase of Common Stock	5,100	27.0422	2/22/2018
Purchase of Common Stock	2,500	24.8379	2/23/2018
Purchase of Common Stock	5,000	25.7750	2/27/2018
Short Sale of Put Option (Open)- Puts@$20;4/20/183	(2,000)	1.5000	2/28/2018
Short Sale of Put Option (Open)- Puts@$22.50;6/15/184	(5,000)	2.2500	3/5/2018
Short Sale of Put Option (Open)- Puts@$22.50;4/20/185	(10,000)	0.8920	3/7/2018
Short Sale of Put Option (Open)- Puts@$22.50;4/20/186	(2,500)	1.1500	3/9/2018
Short Sale of Put Option (Open)- Puts@$22.50;5/18/187	(10,000)	1.5000	3/20/2018
Short Sale of Put Option (Open)- Puts@$20;6/15/188	(10,000)	1.5500	4/12/2018

___________________

3 Represents American-style put options sold short in the over-the-counter market. These put options expired on April 20, 2018.

4 Represents American-style put options sold short in the over-the-counter market. These put options expired on June 15, 2018.

5 Represents American-style put options sold short in the over-the-counter market. These put options expired on April 20, 2018.

6 Represents American-style put options sold short in the over-the-counter market. These put options expired on April 20, 2018.

7 Represents American-style put options sold short in the over-the-counter market. These put options expired on May 18, 2018.

8 Represents American-style put options sold short in the over-the-counter market. These put options expired on June 15, 2018.

CUSIP NO. 14888D208

Short Sale of Put Option (Open)- Puts@$25;5/18/189	(20,000)	0.7620	4/27/2018
Short Sale of Put Option (Open)- Puts@$25;6/15/1810	(10,000)	1.5000	5/7/2018
Short Sale of Put Option (Open)- Puts@$20;9/21/1811	(5,000)	2.0000	5/17/2018
Purchase of Common Stock	7,500	25.6124	5/22/2018
Purchase of Common Stock	2,500	23.6000	5/24/2018
Short Sale of Call Option- Calls@$25.00;6/15/1812	(5,000)	1.0500	6/14/2018
Sale of Common Stock (Call Assigned)	(5,000)	25.0000	6/15/2018
Purchase of Common Stock	10,000	10.1109	6/19/2018
Purchase of Common Stock	5,000	9.7500	6/19/2018
Purchase of Common Stock	25,000	10.1109	6/20/2018
Purchase of Call Options (Open) - Calls@$10;9/21/1813	400	2.5000	6/25/2018
Purchase of Call Options (Open) - Calls@$10;9/21/1814	5,000	2.8000	6/27/2018
Short Sale of Put Option (Open)- Puts@$10;7/20/1815	(15,000)	0.6667	7/11/2018

___________________

9 Represents American-style put options sold short in the over-the-counter market. These put options expired on May 18, 2018.

10 Represents American-style put options sold short in the over-the-counter market. These put options expired on June 15, 2018.

11 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 21, 2018.

12 Represents American-style call options sold short in the over-the-counter market. These call options would have expired on June 15, 2018.

13 Represents American-style call options purchased in the over-the-counter market. These call options would have expired on September 21, 2018.

14 Represents American-style call options purchased in the over-the-counter market. These call options would have expired on September 21, 2018.

15 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on July 20, 2018.

CUSIP NO. 14888D208

Short Sale of Put Option (Open)- Puts@$10;8/17/1816	(5,000)	1.0000	7/13/2018
Purchase of Common Stock	20,000	12.2831	7/18/2018
Purchase of Common Stock	2,500	10.9490	7/19/2018
Purchase of Put Option (Close) - Puts@$10;7/20/1817	15,000	0.1500	7/20/2018
Short Sale of Put Option (Open)- Puts@$12.50;9/21/1818	(10,000)	3.2070	7/20/2018
Short Sale of Put Option (Open)- Puts@$7.50;12/21/1819	(10,000)	1.1500	7/20/2018
Short Sale of Put Option (Open)- Puts@$10;8/17/1820	(5,000)	0.7500	7/23/2018
Purchase of Common Stock (Put Assigned)21	4,200	20.0000	8/22/2018
Short Sale of Put Option (Open)- Puts@$10;10/19/1822	(5,000)	1.1000	9/10/2018
Purchase of Common Stock	300	9.9500	9/10/2018
Sale of Common Stock	(300)	10.1116	9/10/2018
Purchase of Common Stock	5,000	9.9690	9/11/2018
Purchase of Common Stock	3,800	9.0500	9/18/2018

___________________

16 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 17, 2018.

17 Represents American-style put options purchased in the over-the-counter market to cover short sales of American-style put options in the open market on July 11, 2018. These put options would have expired on July 20, 2018.

18 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 21, 2018.

19 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 21, 2018.

20 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 17, 2018.

21 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $20.00 and would have expired on September 21, 2018.

22 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on October 19, 2018.

CUSIP NO. 14888D208

Purchase of Common Stock (Put Assigned)23	700	12.5000	9/19/2018
Purchase of Common Stock (Put Assigned)24	800	20.0000	9/21/2018
Purchase of Common Stock (Call Exercised)	400	10.0000	9/21/2018
Purchase of Common Stock (Call Exercised)	5,000	10.0000	9/21/2018
Purchase of Common Stock (Put Assigned)25	9,300	12.5000	9/21/2018
Purchase of Common Stock	4,000	10.1993	9/26/2018
Short Sale of Put Option (Open)- Puts@$10;10/19/1826	(25,000)	0.5250	10/1/2018
Short Sale of Put Option (Open)-Puts@$12.50;11/16/1827	(10,000)	2.2500	10/3/2018
Short Sale of Put Option (Open)- Puts@$12.50;11/16/1828	(5,000)	2.4000	10/5/2018
Short Sale of Put Option (Open)- Puts@$10;11/16/1829	(5,000)	0.9500	10/5/2018
Purchase of Common Stock	1,554	10.2000	10/8/2018
Purchase of Common Stock	1,201	10.2000	10/9/2018
Purchase of Common Stock	10,000	10.1577	10/10/2018

___________________

23 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on September 21, 2018.

24 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $20.00 and would have expired on September 21, 2018.

25 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on September 21, 2018.

26 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on October 19, 2018.

27 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on November 16, 2018.

28 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on November 16, 2018.

29 Represents American-style put options sold short in the over-the-counter market. These put options expired on November 16, 2018.

CUSIP NO. 14888D208

Short Sale of Put Option (Open)- Puts@$10;11/16/1830	(5,000)	1.0000	10/10/2018
Purchase of Common Stock	10,000	9.7061	10/11/2018
Purchase of Common Stock	3,087	10.0968	10/17/2018
Purchase of Common Stock (Put Assigned)31	30,000	10.0000	10/19/2018
Purchase of Common Stock	10,000	8.9820	10/24/2018
Short Sale of Put Option (Open)- Puts@$10;11/16/1832	(5,000)	1.2500	10/26/2018
Purchase of Common Stock	10,000	8.7499	10/30/2018
Short Sale of Put Option (Open)- Puts@$12.50;12/21/1833	(10,000)	2.5000	11/13/2018
Short Sale of Put Option (Open)- Puts@$10;12/21/1834	(4,700)	1.0500	11/14/2018
Purchase of Common Stock (Put Assigned)35	15,000	12.5000	11/16/2018
Short Sale of Put Option (Open)- Puts@$12.50;1/18/1936	(600)	2.7500	11/26/2018
Short Sale of Put Option (Open)- Puts@$10;1/18/1937	(5,000)	1.1000	11/27/2018

___________________

30 Represents American-style put options sold short in the over-the-counter market. These put options expired on November 16, 2018.

31 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on October 19, 2018.

32 Represents American-style put options sold short in the over-the-counter market. These put options expired on November 16, 2018.

33 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 21, 2018.

34 Represents American-style put options sold short in the over-the-counter market. These put options expired on December 21, 2018.

35 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on November 16, 2018.

36 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on January 18, 2019.

37 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on January 18, 2019.

CUSIP NO. 14888D208

Short Sale of Put Option (Open)- Puts@$10;12/21/1838	(15,000)	0.8500	12/3/2018
Purchase of Common Stock	4,518	9.9000	12/6/2018
Short Sale of Put Option (Open)- Puts@$10;1/18/1939	(2,700)	1.2500	12/13/2018
Purchase of Common Stock	10,000	9.8991	12/13/2018
Purchase of Put Option (Close) - Puts@$7.50;12/21/1840	10,000	0.2000	12/19/2018
Purchase of Common Stock (Put Assigned)41	7,100	12.5000	12/19/2018
Purchase of Common Stock (Put Assigned)42	1,000	12.5000	12/20/2018
Purchase of Common Stock (Put Assigned)43	2,500	10.0000	12/20/2018
Purchase of Common Stock (Put Assigned)44	1,900	12.5000	12/21/2018
Purchase of Common Stock (Put Assigned)45	4,700	10.0000	12/21/2018
Purchase of Common Stock (Put Assigned)46	12,500	10.0000	12/21/2018

___________________

38 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 21, 2018.

39 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on January 18, 2019.

40 Represents American-style put options purchased in the over-the-counter market to cover short sales of American-style put options in the open market on July 20, 2018. These put options expired on December 21, 2018.

41 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on December 21, 2018.

42 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on December 21, 2018.

43 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on December 21, 2018.

44 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on December 21, 2018.

45 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on December 21, 2018.

46 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on December 21, 2018.

CUSIP NO. 14888D208

Purchase of Common Stock	25,000	6.7900	12/21/2018
Purchase of Common Stock (Put Assigned)47	7,700	10.0000	1/18/2019
Purchase of Common Stock (Put Assigned)48	600	12.5000	1/18/2019
Short Sale of Put Option (Open)- Puts@$7.50;2/15/1949	(15,000)	0.2500	2/6/2019
Purchase of Common Stock	25,000	7.8499	2/8/2019
Liquidating Distribution50	55,978	8.1100	4/10/2019
Short Sale of Put Option (Open)- Puts@$7.50;7/19/1951	(15,000)	0.4000	5/29/2019
Short Sale of Call Option (Open)- Calls@$12.50;7/19/1952	(15,000)	0.1000	5/29/2019
Short Sale of Call Option (Open)- Calls@$12.50;7/19/1953	(5,000)	0.1500	7/5/2019
Short Sale of Call Options (Open)-Calls@$15;8/16/1954	(5,000)	15.0000	7/5/2019

___________________

47 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on January 18, 2019.

48 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on January 18, 2019.

49 Represents American-style put options sold short in the over-the-counter market. These put options expired on February 15, 2019.

50 Represents a liquidating distribution of Common Stock received from Actinium Capital LP, a Delaware limited partnership (“Actinium”), in connection with the liquidation and dissolution of Actinium. Prior to the liquidation and dissolution of Actinium, (i) Mr. Singer served as a Manager of Actinium’s General Partner, Actinium Capital GP LLC, and (ii) Mr. Oros’ son Erik Oros also served as a Manager of Actinium’s General Partner, Actinium Capital GP LLC.

51 Represents American-style put options sold short in the over-the-counter market. These put options expired on July 19, 2019.

52 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

53 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

54 Represents American-style call options sold short in the over-the-counter market. These call options expired on August 16, 2019.

CUSIP NO. 14888D208

Short Sale of Put Option (Open)- Puts@$7.50;12/20/1955	(11,300)	1.0000	7/18/2019
Short Sale of Put Option (Open)- Puts@$7.50;9/20/1956	(10,000)	0.7500	8/12/2019
Short Sale of Put Option (Open)- Puts@$7.50;12/20/1957	(5,000)	1.3900	8/13/2019
Purchase of Common Stock (Put Assigned)58	9,300	7.5000	9/18/2019
Purchase of Common Stock (Put Assigned)59	700	7.5000	9/20/2019
Purchase of Common Stock (Put Assigned)60	700	7.5000	11/20/2019
Purchase of Common Stock (Put Assigned)61	1,300	7.5000	12/5/2019
Purchase of Common Stock (Put Assigned)62	4,500	7.5000	12/16/2019
Purchase of Common Stock (Put Assigned)63	9,800	7.5000	12/20/2019
Purchase of Common Stock64	125,000	6.5000	2/13/2020

___________________

55 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 20, 2019.

56 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 20, 2019.

57 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 20, 2019.

58 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

59 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

60 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on December 20, 2019.

61 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

62 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

63 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

64Represents shares of Common Stock purchased pursuant to the Company’s underwritten public offering.

CUSIP NO. 14888D208

Short Sale of Put Option (Open)-Puts@$7.50;3/20/2065	(10,000)	1.0140	2/20/2020
Purchase of Common Stock	20,294	6.0438	2/26/2020
Purchase of Common Stock (Put Assigned)66	9,200	7.5000	3/18/2020
Purchase of Common Stock (Put Assigned)67	800	7.5000	3/20/2020
Short Sale of Put Option (Open)-Puts@$5;8/21/2068	(20,000)	0.3500	7/1/2020
Short Sale of Put Option (Open)-Puts@$5;8/21/2069	(10,000)	0.3000	7/1/2020
Short Sale of Put Option (Open)-Puts@$5;8/21/2070	(1,300)	0.4500	7/14/2020
Short Sale of Put Option (Open)-Puts@$5;9/18/2071	(15,000)	0.5333	7/29/2020
Short Sale of Put Option (Open)-Puts@$5;9/18/2072	(10,000)	0.4500	8/24/2020
Purchase of Common Stock (Put Assigned)73	10,000	5.0000	9/18/2020

___________________

65 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on March 20, 2020.

66 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

67 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

68 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

69 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

70 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

71 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020

72 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

73 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

CUSIP NO. 14888D208

Purchase of Common Stock (Put Assigned)74	15,000	5.0000	9/18/2020
Short Sale of Put Option (Open)-Puts@$5;6/18/2175	(6,300)	0.6200	1/19/2021
Short Sale of Put Option (Open)-Puts@$5;3/19/2176	(28,900)	0.1500	1/22/2021
Short Sale of Put Option (Open)-Puts@$5;3/19/2177	(11,100)	0.1500	1/25/2021
Short Sale of Put Option (Open)-Puts@$5;6/18/2178	(25,000)	0.4500	2/16/2021
Short Sale of Put Option (Open)-Puts@$5;6/18/2179	(25,000)	0.6500	2/23/2021
Short Sale of Put Option (Open)-Puts@$5;6/18/2180	(25,000)	0.3000	3/18/2021
Purchase of Common Stock (Put Assigned)81	81,300	5.0000	6/18/2021
Purchase of Common Stock	20,000	1.8438	11/12/2021
Purchase of Common Stock	50,000	1.0129	12/16/2021
Purchase of Common Stock	25,000	0.9983	12/22/2021
Purchase of Common Stock	25,000	0.9496	12/28/2021

___________________

74 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

75 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

76 Represents American-style put options sold short in the over-the-counter market. These put options expired on March 19, 2021.

77 Represents American-style put options sold short in the over-the-counter market. These put options expired on March 19, 2021.

78 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

79 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

80 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

81 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on June 18, 2021.

CUSIP NO. 14888D208

CCUR HOLDINGS, INC

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open) - @$7.50;6/21/1982	(25,000)	0.2000	3/7/2018
Purchase of Common Stock	55,000	10.4295	6/22/2018
Purchase of Common Stock	19,100	10.8492	7/19/2018
Purchase of Common Stock	3,000	8.6800	10/30/2018
Purchase of Common Stock	10,539	8.9336	10/31/2018
Purchase of Common Stock	12,361	8.6800	11/27/2018
Purchase of Common Stock	17,000	10.8492	2/7/2019
Purchase of Common Stock	8,000	10.4295	2/8/2019
Short Sale of Put Option (Open) - Puts@$7.50;7/19/1983	(15,000)	0.4000	5/29/2019
Short Sale of Call Option (Open) - Calls@$12.50;7/19/1984	(15,000)	0.1000	5/29/2019
Purchase of Common Stock (Puts Assigned)85	25,000	7.5000	6/21/2019
Short Sale of Call Option (Open) - Calls@$10.00;7/19/1986	(5,000)	0.1500	7/3/2019
Short Sale of Call Option (Open) - Calls@$10.00;7/19/1987	(6,000)	0.1500	7/3/2019

___________________

82 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 21, 2019.

83 Represents American-style put options sold short in the over-the-counter market. These put options expired on July 19, 2019.

84 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

85 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on June 21, 2019.

86 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

87Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

CUSIP NO. 14888D208

Short Sale of Call Option (Open) - Calls@$10.00;7/19/1988	(25,000)	0.4100	7/5/2019
Short Sale of Call Option (Open) - Calls@$10.00;7/19/1989	(5,000)	0.2000	7/5/2019
Purchase of Common Stock90	125,000	6.5000	2/13/2020
Short Sale of Put Option (Open) - Puts@$7.50;3/20/2091	(15,000)	1.0046	2/20/2020
Purchase of Common Stock (Puts Assigned)92	12,100	7.5000	3/18/2020
Purchase of Common Stock (Puts Assigned)93	2,900	7.5000	3/20/2020
Short Sale of Put Option (Open) - Puts@$5;8/21/2094	(20,000)	0.3000	7/1/2020
Short Sale of Put Option (Open) - Puts@$5;9/18/2095	(7,700)	0.5500	7/7/2020
Short Sale of Put Option (Open) - Puts@$5;9/18/2096	(7,700)	0.5500	7/8/2020
Short Sale of Put Option (Open) - Puts@$5;8/21/2097	(5,000)	0.4500	7/14/2020

___________________

88 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

89 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

90 Represents shares of Common Stock purchased pursuant to the Company’s underwritten public offering.

91 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on March 20, 2020.

92 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

93 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

94 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on August 21, 2020.

95 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

96 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

97 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

CUSIP NO. 14888D208

Purchase of Common Stock (Puts Assigned)98	15,400	5.0000	9/18/2020
Short Sale of Put Option (Open) - Puts@$5;6/18/2199	(6,200)	0.6200	1/19/2021
Short Sale of Put Option (Open) - Puts@$5;3/19/21100	(30,000)	0.1500	1/25/2021
Short Sale of Put Option (Open) - Puts@$5;6/18/21101	(25,000)	0.6500	2/23/2021
Purchase of Put Option (Close) - Puts@$5;6/18/21102	31,200	0.6000	6/14/2021
Purchase of Common Stock	30,000	1.8790	11/12/2021
Purchase of Common Stock	25,000	1.6428	11/16/2021
Purchase of Common Stock	42,138	0.9988	12/16/2021
Purchase of Common Stock	7,862	1.0000	12/17/2021
Purchase of Common Stock	25,000	1.0000	12/27/2021
Purchase of Common Stock	25,000	0.9182	12/29/2021
Purchase of Common Stock	71,700	0.5835	2/24/2022

___________________

98 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

99 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

100 Represents American-style put options sold short in the over-the-counter market. These put options expired on March 19, 2021.

101 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

102 Represents American-style put options purchased in the over-the-counter market to cover short sales of American-style put options in the open market on January 19, 2021 and February 23, 2021. These put options expired on June 18, 2021.

CUSIP NO. 14888D208

DAVID S. OROS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	26,927	6.4259	2/13/2020
Purchase of Common Stock	15,353	6.3353	2/13/2020
Purchase of Common Stock	7,720	6.3814	2/13/2020
Purchase of Common Stock	5,000	6.3700	6/18/2020
Short Sale of Put Option (Open) - Puts@$7.50;08/21/20103	(10,100)	1.2000	6/24/2020
Short Sale of Put Option (Open) - Puts@$7.50;09/18/20104	(3,600)	1.3000	6/25/2020
Short Sale of Put Option (Open) - Puts@$7.50;09/04/20105	(16,300)	1.3000	6/25/2020
Short Sale of Put Option (Open) - Puts@$5.00;09/18/20106	(22,000)	0.8000	6/30/2020
Short Sale of Put Option (Open) - Puts@$7.50;09/18/20107	(10,000)	1.5000	6/30/2020
Purchase of Common Stock (Puts Assigned)108	10,100	7.5000	8/21/2020
Purchase of Common Stock (Puts Assigned)109	3,600	7.5000	8/27/2020
Sale of Common Stock	(1,500)	5.0276	8/27/2020

___________________

103 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on August 21,2020.

104 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

105 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 4, 2020.

106 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

107 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

108 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on August 21, 2020.

109 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 18, 2020.

CUSIP NO. 14888D208

Sale of Common Stock	(1,500)	5.0014	8/28/2020
Purchase of Common Stock (Puts Assigned)110	16,300	7.5000	9/4/2020
Sale of Common Stock	(1,500)	4.5502	9/9/2020
Sale of Common Stock	(1,500)	4.7500	9/10/2020
Sale of Common Stock	(1,500)	4.7375	9/14/2020
Sale of Common Stock	(1,500)	4.8707	9/15/2020
Sale of Common Stock	(1,500)	4.9051	9/16/2020
Purchase of Common Stock (Puts Assigned)111	22,000	5.0000	9/18/2020
Purchase of Common Stock (Puts Assigned)112	10,000	7.5000	9/18/2020
Sale of Common Stock	(1,500)	4.9400	9/18/2020
Sale of Common Stock	(1,500)	4.4913	9/30/2020
Sale of Common Stock	(1,500)	4.6510	10/6/2020
Sale of Common Stock	(1,500)	4.6099	10/7/2020
Sale of Common Stock	(1,500)	5.2000	10/14/2020
Sale of Common Stock	(1,500)	5.2635	10/14/2020
Sale of Common Stock	(1,500)	6.0500	10/16/2020
Sale of Common Stock	(1,500)	6.4817	10/16/2020
Sale of Common Stock	(1,500)	5.1000	10/22/2020
Sale of Common Stock	(1,500)	5.6980	10/27/2020
Sale of Common Stock	(1,500)	5.6913	11/3/2020
Sale of Common Stock	(1,500)	5.5567	11/5/2020

___________________

110 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 4, 2020.

111 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

112 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 18, 2020.

113 Represents American-style call options sold short in the over-the-counter market. These call options would have expired on September 17, 2021.

CUSIP NO. 14888D208

Sale of Common Stock	(1,500)	5.5802	11/9/2020
Sale of Common Stock	(1,500)	5.8000	11/11/2020
Sale of Common Stock	(1,500)	5.9296	11/12/2020
Sale of Common Stock	(1,500)	5.9901	11/16/2020
Sale of Common Stock	(1,500)	5.8247	11/18/2020
Sale of Common Stock	(1,500)	5.8116	11/24/2020
Sale of Common Stock	(1,500)	5.9310	11/30/2020
Sale of Common Stock	(1,500)	6.1154	12/1/2020
Sale of Common Stock	(3)	7.1000	12/14/2020
Sale of Common Stock	(2,000)	6.4610	12/14/2020
Sale of Common Stock	(2,497)	7.0928	12/14/2020
Sale of Common Stock	(2,500)	6.8979	12/14/2020
Sale of Common Stock	(2,500)	6.9878	12/14/2020
Sale of Common Stock	(3,000)	6.6961	12/14/2020
Sale of Common Stock	(3,000)	6.8023	12/14/2020
Sale of Common Stock	(200)	6.9900	12/15/2020
Sale of Common Stock	(2,800)	6.9564	12/15/2020
Sale of Common Stock	(3,000)	7.0139	12/15/2020
Sale of Common Stock	(2,000)	6.9050	12/16/2020
Sale of Common Stock	(2,000)	6.1982	12/30/2020
Sale of Common Stock	(1,500)	6.0984	1/6/2021
Sale of Common Stock	(1,500)	6.1516	1/6/2021
Sale of Common Stock	(2,000)	6.2249	1/6/2021
Sale of Common Stock	(2,000)	6.3332	1/6/2021
Sale of Common Stock	(100)	6.2700	1/11/2021
Sale of Common Stock	(1,500)	6.1773	1/11/2021

CUSIP NO. 14888D208

Sale of Common Stock	(1,500)	6.1870	1/11/2021
Sale of Common Stock	(1,900)	6.2679	1/11/2021
Sale of Common Stock	(1,500)	6.3801	1/12/2021
Sale of Common Stock	(2,000)	6.6194	1/14/2021
Sale of Common Stock	(2,000)	6.4188	1/14/2021
Sale of Common Stock	(2,000)	6.5347	1/14/2021
Sale of Common Stock	(2,000)	6.6576	1/14/2021
Sale of Common Stock	(300)	6.6620	1/19/2021
Sale of Common Stock	(300)	6.5801	1/19/2021
Sale of Common Stock	(300)	6.6501	1/19/2021
Sale of Common Stock	(600)	6.6010	1/19/2021
Sale of Common Stock	(1,500)	6.6167	1/19/2021
Sale of Common Stock	(1,500)	6.6720	1/19/2021
Sale of Common Stock	(1,500)	6.7500	1/20/2021
Sale of Common Stock	(1,500)	6.7727	1/20/2021
Sale of Common Stock	(2,000)	6.6775	1/20/2021
Sale of Common Stock	(1,500)	6.5313	1/21/2021
Sale of Common Stock	(1,500)	6.5747	1/21/2021
Sale of Common Stock	(2,000)	6.6884	1/21/2021
Sale of Common Stock	(4,000)	5.8448	1/27/2021
Sale of Common Stock	(2,000)	5.7508	2/1/2021
Sale of Common Stock	(2,000)	5.9067	2/1/2021
Sale of Common Stock	(2,000)	5.9000	2/2/2021
Sale of Common Stock	(2,000)	5.7953	2/3/2021
Sale of Common Stock	(2,000)	5.9400	2/8/2021
Sale of Common Stock	(2,000)	5.9600	2/8/2021

CUSIP NO. 14888D208

Sale of Common Stock	(2,000)	6.1509	2/9/2021
Sale of Common Stock	(3,000)	6.1225	2/9/2021
Sale of Common Stock	(3,000)	6.5600	2/9/2021
Sale of Common Stock	(3,000)	7.0800	2/10/2021
Sale of Common Stock	(100)	7.1500	2/17/2021
Sale of Common Stock	(2,900)	7.1485	2/17/2021
Sale of Common Stock	(2,000)	6.3093	3/3/2021
Sale of Common Stock	(1,500)	6.0626	3/16/2021
Sale of Common Stock	(1,500)	6.0644	3/16/2021
Sale of Common Stock	(2,000)	5.2700	3/25/2021
Sale of Common Stock	(3,000)	5.1210	3/25/2021
Sale of Common Stock	(197)	5.2010	4/1/2021
Sale of Common Stock	(1,803)	5.2060	4/1/2021
Sale of Common Stock	(2,000)	5.2100	4/1/2021
Sale of Common Stock	(3,000)	5.1448	4/5/2021
Sale of Common Stock	(3,000)	5.1969	4/5/2021
Sale of Common Stock	(3,000)	5.1023	4/7/2021
Sale of Common Stock	(3,500)	5.1601	4/14/2021
Sale of Common Stock	(200)	4.8510	4/15/2021
Sale of Common Stock	(3,800)	4.8521	4/15/2021
Sale of Common Stock	(1,000)	4.9400	4/21/2021
Sale of Common Stock	(2,000)	5.0766	4/28/2021
Sale of Common Stock	(2,000)	5.4100	4/29/2021
Short Sale of Call Option (Open) - Calls@$5.00;09/17/21113	(8,500)	0.9500	5/19/2021

CUSIP NO. 14888D208

Sale of Common Stock	(2,000)	4.4404	6/9/2021
Sale of Common Stock	(2,000)	4.6500	6/10/2021
Sale of Common Stock	(2,000)	4.5236	6/14/2021
Sale of Common Stock	(3,000)	4.4210	7/12/2021
Sale of Common Stock	(3,000)	4.4703	7/20/2021
Sale of Common Stock	(2,000)	4.5118	7/21/2021
Sale of Common Stock	(3,000)	4.3297	7/28/2021
Sale of Common Stock	(3,000)	4.1550	8/5/2021
Sale of Common Stock	(2,765)	4.3300	8/6/2021
Sale of Common Stock	(200)	4.3010	8/6/2021
Sale of Common Stock	(35)	4.3100	8/6/2021
Sale of Common Stock	(1)	4.1200	8/23/2021
Sale of Common Stock	(499)	4.1035	8/23/2021
Sale of Common Stock	(1,500)	4.1200	8/23/2021
Sale of Common Stock	(2,000)	4.1151	8/24/2021
Sale of Common Stock	(1,000)	4.3802	8/26/2021
Sale of Common Stock	(1,000)	4.3835	8/26/2021
Sale of Common Stock	(3,000)	4.6042	8/27/2021
Sale of Common Stock	(2,000)	4.6846	8/31/2021
Sale of Common Stock	(2,800)	4.6700	8/31/2021
Sale of Common Stock	(1,396)	4.6003	8/31/2021
Sale of Common Stock	(6)	4.6150	8/31/2021
Sale of Common Stock	(100)	4.6150	8/31/2021
Sale of Common Stock	(1,000)	4.3150	9/9/2021
Sale of Common Stock	(3,000)	4.6700	9/10/2021
Sale of Common Stock	(100)	4.9000	9/15/2021

CUSIP NO. 14888D208

Sale of Common Stock	(1,800)	4.9050	9/15/2021
Sale of Common Stock	(100)	4.9000	9/15/2021
Sale of Common Stock	(100)	4.9000	9/15/2021
Sale of Common Stock	(3,000)	4.7834	9/14/2021
Sale of Common Stock (Calls Assigned)	(8,500)	5.0000	9/17/2021
Sale of Common Stock	(1,500)	4.8045	9/23/2021
Sale of Common Stock	(1,469)	4.9524	9/27/2021
Sale of Common Stock	(31)	4.9400	9/27/2021
Sale of Common Stock	(100)	4.9400	9/27/2021
Sale of Common Stock	(100)	4.9400	9/27/2021
Sale of Common Stock	(200)	4.9440	9/27/2021
Sale of Common Stock	(100)	4.9500	9/27/2021
Sale of Common Stock	(2,000)	4.1610	10/14/2021
Sale of Common Stock	(2,000)	3.6100	10/22/2021
Sale of Common Stock	(2,000)	3.5590	10/22/2021
Sale of Common Stock	(15)	3.3602	10/28/2021
Sale of Common Stock	(885)	3.3600	10/28/2021
Sale of Common Stock	(200)	3.3640	10/28/2021
Sale of Common Stock	(1,100)	3.3700	10/28/2021
Sale of Common Stock	(300)	3.3700	10/28/2021
Sale of Common Stock	(2,000)	3.3502	10/28/2021
Purchase of Common Stock	10,256	1.8100	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	2,000	1.8100	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021

CUSIP NO. 14888D208

Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	500	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	1,200	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	200	1.8000	11/12/2021
Purchase of Common Stock	10	1.8000	11/12/2021
Purchase of Common Stock	600	1.8000	11/12/2021
Purchase of Common Stock	230	1.7990	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.7990	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7850	11/12/2021
Purchase of Common Stock	100	1.7850	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	92	1.7900	11/12/2021
Purchase of Common Stock	1,000	1.7900	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	200	1.7900	11/12/2021
Purchase of Common Stock	8	1.7890	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021

CUSIP NO. 14888D208

Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7890	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	900	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	142	1.7800	11/12/2021
Purchase of Common Stock	16	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	500	1.7800	11/12/2021
Purchase of Common Stock	23	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	200	1.7800	11/12/2021
Purchase of Common Stock	23	1.7800	11/12/2021
Purchase of Common Stock	1,000	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	900	1.7750	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	200	1.7790	11/12/2021
Purchase of Common Stock	200	1.7750	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021

CUSIP NO. 14888D208

Purchase of Common Stock	500	1.7750	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	600	1.7700	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	1,700	1.7800	11/12/2021
Purchase of Common Stock	7	1.7700	11/12/2021
Purchase of Common Stock	93	1.7700	11/12/2021
Purchase of Common Stock	800	1.7700	11/12/2021
Purchase of Common Stock	200	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	900	1.7700	11/12/2021
Purchase of Common Stock	193	1.7700	11/12/2021
Purchase of Common Stock	7	1.7650	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	200	1.7700	11/12/2021
Purchase of Common Stock	800	1.7700	11/12/2021
Purchase of Common Stock	200	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	77	1.7700	11/12/2021
Purchase of Common Stock	700	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021

CUSIP NO. 14888D208

Purchase of Common Stock	23	1.7700	11/12/2021
Purchase of Common Stock	600	1.7700	11/12/2021
Purchase of Common Stock	351	1.7700	11/12/2021
Purchase of Common Stock	751	1.7700	11/12/2021
Purchase of Common Stock	26	1.7700	11/12/2021
Purchase of Common Stock	249	1.7700	11/12/2021
Purchase of Common Stock	23	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	500	1.7650	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	65	1.7700	11/12/2021
Purchase of Common Stock	135	1.7700	11/12/2021
Purchase of Common Stock	77	1.7700	11/12/2021
Purchase of Common Stock	23	1.7650	11/12/2021
Purchase of Common Stock	10,000	1.7700	11/12/2021
Purchase of Common Stock	11,800	1.0300	12/14/2021
Purchase of Common Stock	600	1.0200	12/14/2021
Purchase of Common Stock	200	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	600	1.0200	12/14/2021
Purchase of Common Stock	5,900	1.0300	12/14/2021
Purchase of Common Stock	800	1.0200	12/14/2021

CUSIP NO. 14888D208

Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	404	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	1,000	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	396	1.0200	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021

CUSIP NO. 14888D208

Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021

CUSIP NO. 14888D208

Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	500	1.0100	12/14/2021
Purchase of Common Stock	300	1.0100	12/14/2021
Purchase of Common Stock	4,164	1.0100	12/14/2021

CUSIP NO. 14888D208

Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	2,300	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	379	1.0100	12/14/2021
Purchase of Common Stock	1,000	1.0100	12/14/2021
Purchase of Common Stock	3	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	300	1.0100	12/14/2021
Purchase of Common Stock	37	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	117	1.0100	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	10,000	1.0100	12/14/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021

CUSIP NO. 14888D208

Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021